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FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockdale Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1123 Broadway, Suite 1200
(No. and Street)

New York (City) | New York (State) | 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road (Address) | Abington (City) | PA (State) | 19001 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ADRIENNE YOST HART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROCKDALE SECURITIES, LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Davida Carter, Notary Public
Philadelphia County
My commission expires July 21, 2021
Commission number 1317308
Member, Pennsylvania Association of Notaries

SEC Mail Processing
FEB 24 2021
Washington, DC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKDALE SECURITIES, LLC

SEC Annual Audited Report Form X-17A-5
Part III, Facing Page and Oath or Affirmation
and
Report of Independent Registered Public Accounting Firm
and
Financial Statements

For the Year Ended December 31, 2020

ROCKDALE SECURITIES, LLC

Table of Contents

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rockdale Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rockdale Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville + Company

We have served as the Company's auditor since 2019
Abington, Pennsylvania
February 18, 2021

ROCKDALE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	29,323
Furniture and equipment, net of accumulated depreciation of $1,888		237
Prepaid expenses		944
Total assets	$	30,504

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	3,718
Member's equity		26,786
Total liabilities and member's equity	$	30,504

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statements

Note 1. Nature of Business

Rockdale Securities, LLC (the "Company"), formerly known as Spencer Pierce Securities, LLC, is domiciled and registered in the state of New York. It operates as a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). It is also registered with the Securities Investor Protection Corporation ("SIPC").

The Company executed its amended membership agreement with FINRA on May 9, 2016. The Company is a single-member limited liability company wholly owned by Rockdale Holdings LLC ("RHL") for which Jeffrey Sechrest ("JRS") is the sole member.

The Company was organized on July 29, 2013 and on May 9, 2016, RHL completed the purchase of Spencer Pierce Securities, LLC and with the approval from FINRA and closing of the transaction, the Company operates as Rockdale Securities, LLC. The Company was acquired for the benefit of RHL and its affiliates to raise capital for customers, through the private placement of securities through engaging in corporate finance advisory services including mergers and acquisition advisory services.

Effective in April 2017, the Company began to operate as a capital acquisition broker ("CAB"), which limits its business activities to merger and acquisition advisory services and the private placement of securities in an agency capacity. The Company will only work with qualified purchasers in connection with its private placement activities.

Note 2. Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States of America ("U.S. GAAP") in these footnotes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC".

The Company prepares its financial statements in accordance with U.S. GAAP.

Furniture and Equipment

Furniture and equipment are recorded at cost and are depreciated over 5 years on a straight-line basis, which is the estimated useful lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Income Taxes

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes and does not file separate tax returns. Income taxes have not been provided, as the member of the Company is liable for taxes, if any, on its share of the Company's net income or loss.

The Company has adopted the authoritative guidance issued by the FASB on accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2020, the member determined that the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future.

Note 4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company maintains minimum regulatory net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2020, the Company had net capital of $25,605, which was $20,605 in excess of its required minimum net capital of $5,000. The Company had aggregate indebtedness of $3,718 and its ratio of aggregate indebtedness to net capital was .15 to 1.

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to the activities of a capital acquisition broker. As such, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Note 5. Commitments and Contingencies

As of December 31, 2020, the Company is not aware of any commitments, contingencies or guarantees that might result in a loss or any future obligation.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International concern" and on March 11, 2020 declared it to be a pandemic.

Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had, and are expected to continue to have, an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic. It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the Company.

Note 6. Related Party

The Company entered into an expense sharing agreement with Rockdale Partners, LLC (an affiliate that is also owned by RHL), which was updated September 1, 2019. During 2020, under the expense sharing agreement there was no allocation for rent and utilities expenses and operating expenses of $1,215 in the accompanying Statement of Operations.

During 2020, RHL also contributed $30,000 of capital to the Company in addition to the services provided under the expense sharing agreements.

Note 7. Concentration of Credit Risk

The Company maintains all cash balances in one financial institution that, at times, might exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent on daily bank balances and the strength of the financial institution. The Company has not incurred any losses to date. At December 31, 2020, there were no amounts in excess of insured limits.

Note 8. Subsequent Events

The financial statements were approved by management and available for issuance on February 10, 2020. Subsequent events have been evaluated through this date.